Will H. Cai

+852 3758 1210

wcai@cooley.com

October 31, 2019

VIA EDGAR

Mr. Eric McPhee

Mr. Robert Telewicz

Mr. Jonathan Burr

Ms. Sonia Barros

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fangdd Network Group Ltd. (CIK No. 0001750593)
Amendment No. 2 to Registration Statement on Form F-1
(File No. 333-234130)

Dear Mr. McPhee, Mr. Telewicz, Mr. Burr and Ms. Barros:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 30, 2019. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page reference in the Registration Statement where the language addressing the Staff’s comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Registration Statement today. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

General

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Fangdd Network Group Ltd.

October 31, 2019

1.

We note your disclosure that the indication of interest is for up to $20 million of your American Depository Shares and that it is not binding. If material, please add a risk factor describing the risks of the indication of interest.

In response to the Staff’s comment, the Company has added a risk factor describing the risks of the indication of interest on page 50 of the Registration Statement.

Recent Developments, page 7

2.

Please confirm for us whether your financial statements for the quarterly period ended September 30, 2019 are complete and whether they have been made available to shareholders, exchanges or others in any jurisdiction.

The Company respectfully advises the Staff that its financial statements for the quarterly period ended September 30, 2019 are not complete and the Company has not made any completed financial statements for the quarterly period ended September 30, 2019 to its shareholders, exchanges or others in any jurisdiction.

3.

We note from your disclosure on page 24 that you expect to record a US$71.99 million stock compensation charge and a US$96.83 million deemed dividend related to issued options. Please expand your recent developments disclosure to include these amounts. In addition, please clarify for us whether any portion of the stock compensation charge should be included in cost of revenue and operating expenses and the basis for your conclusion.

In response to the Staff’s comment, the Company has expanded the recent development disclosure on page 7 of the Registration Statement.

The Company respectfully advises the Staff that options granted to employees and directors to purchase 52,165,500 ordinary shares will become vested and exercisable upon the completion of the proposed offering. The stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) in connection with these options will be included in cost of revenue and operating expenses.

Regarding the option granted to one of our Series C preferred shareholders, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares, the Company has determined that the value transferred to the Series C preferred shareholder (i.e., the fair value of the option) should be accounted for as a deemed dividend in an amount of approximately RMB664.73 million (US$96.83 million) reconciling net income to net income available for ordinary shareholders.

In assessing the accounting treatment of the option granted to the Series C preferred shareholder, the Company has considered the guidance provided in the speech of Kirk Crew in the 2014 AICPA National Conference. The Company has concluded that the option represents the consideration transferred to the Series C preferred shareholder for its waiver of the requirement for the minimum IPO valuation that was stipulated in the original Series C preferred share agreement. From the perspective of the Series C preferred shareholder, there were no substantive changes to its decision to hold the Company’s ordinary shares (through the conversion feature) upon the completion of the IPO. There has been no legal exchange that results in the issuance of new preferred shares. Accordingly, the Company concluded that the option granted to the Series C preferred shareholder should be accounted for as a modification to (rather than an extinguishment of) the Series C preferred shareholder and as a deemed dividend reconciling net income to net income available for common shareholders.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Fangdd Network Group Ltd.

October 31, 2019

Dilution, page 65

4.

We note your disclosure that the dilution tables exclude the impact of 280,352,382 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $0.0000001 per ordinary share. Please tell us how your disclosure complies with Item 9 E of Form 20-F. Specifically, tell us how you considered shares which directors, senior management or affiliated persons have the right to acquire in your dilution tables.

In response to the Staff’s comment, the Company has added disclosure on page 66 of the Registration Statement to include a comparison of the public contribution in the proposed offering and the effective cash contribution of the Company’s directors, officers and affiliated persons paid or would pay in connection with the shares such persons purchased in the past five years or have the right to purchase from us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 78

5.

Please tell us how you considered the need for a more robust discussion of the US$71.99 million stock compensation charge and the US$96.83 million deemed dividend you expect to recognize upon completion of this offering. Please address the following in your response and consider expanding your disclosure accordingly:

In response to the Staff’s comment, the Company has added a key factor affecting its results of operations on pages 80 and 81 of the Registration Statement to specifically discuss the stock-based compensation expenses and deemed dividend it expects to recognize and the associated impact on its results of operations. Disclosure has also been added on pages 100 and 101 to discuss the fair value of ordinary shares as of December 31, 2018 and June 30, 2019.

•	Clarify how you calculated the amount of stock compensation expense and deemed dividend you expect to incur and the fair value of your stock on the date of the calculation.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Fangdd Network Group Ltd.

October 31, 2019

The Company respectfully advises the Staff that with respect to the options granted to employees and directors to purchase 52,165,500 ordinary shares which will become vested and exercisable upon the completion of the proposed offering, the amount of stock-based compensation expenses is based on the fair value of the option at their respective dates of options grant, the weighted average fair value of which is approximate US$1.38 per share.

For the deemed dividend in relation to the option granted to one of the Company’s Series C preferred shareholders, Greyhound Investment Ltd., to acquire 172,908,804 Class A ordinary shares, the amount of deemed dividend is based on the fair value on the grant date (October 8, 2019), which is US$0.56 per share. The Company used $0.56, which is the mid-point of the estimated range of the IPO as the fair value of its ordinary shares as of October 8, 2019 due to the proximity of the grant date to the anticipated closing date of the IPO.

The Company has added disclosure to pages 100 and 101 of the Registration Statement to discuss the fair value of its ordinary shares as of December 31, 2018 and June 30, 2019, respectively.

•

It appears from your disclosure on page F-78 that the total fair value of non-vested options amounted to approximately US$239 million at June 30, 2019. We further note your disclosure that “the Group will recognize compensation expenses relating to the stock options vested cumulatively upon the consummation of the Group’s IPO.” Please clarify for us why the entire US$239 million amount will not be recognized as expense upon successful completion of your IPO.

The Company respectfully advises the Staff that all stock options granted to the directors, executive officers, employees or consultants are not exercisable until the consummation of the IPO and are required to render service to the Company in accordance with a stipulated service schedule under their respective option award agreements. The US$239 million is the total fair value of outstanding options at June 30, 2019. Upon the consummation of the IPO, the Company will only immediately recognize compensation expenses relating to the stock options with service conditions already fulfilled and therefore vested. Options that remain unvested (i.e., service conditions not yet fulfilled) at the time of the consummation of the IPO will not give rise to share-based compensation expenses at that time. Instead, the Company will recognize expenses in according with the vesting schedules of those unvested options.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Fangdd Network Group Ltd.

October 31, 2019

•	Further to the above comment, please clarify the timing and amount of stock compensation charges that will be recognized beyond the immediate period after the consummation of your offering.

The following table sets forth the timing and amount of stock-based compensation expenses that the Company expects to recognize based on the options outstanding as of the date of the prospectus.

	US$ in million
Upon consummation of IPO	72.0
After consummation of IPO	76.4
Fourth quarter of 2019	27.9
Year ending December 31, 2020	34.1
Year ending December 31, 2021	14.1
Year ending December 31, 2022	0.3

Total	148.4	(1)

(1)

The difference between (i) the total amount of stock-based compensation expenses that will be recognized upon and after the consummation of the IPO based on the options outstanding as of the date of the prospectus and (ii) the total fair value of non-vested options as of June 30, 2019, resulted from the cancellation of certain outstanding options during the period from June 30, 2019 to present.

In response to the Staff’s comment, the Company has included the disclosure of the foregoing information on pages 24, 80 and 81 of the Registration Statement.

Fair value of our ordinary shares, page 100

6.	Please tell us what consideration you have given to updating this disclosure through the most recent option grant date.

In response to the Staff’s comment, the Company has updated the disclosure on pages 100 and 101 of the Registration Statement to discuss the fair value its ordinary shares as of December 31, 2018 and June 30, 2019.

*            *             *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.

Huaxin Wen, Financial Director, Fangdd Network Group Ltd.

Charlie Kim, Esq., Cooley LLP

John Fung, Partner, KPMG Huazhen LLP

Joe Cheng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com